UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October19, 2017

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On October 19, 2017, we issued a shareholder letter discussing our financial results for the quarter ended September 30, 2017. The text of the shareholder letter is set forth below.

Q3 2017 Shareholder Letter

Dear Valued Investors,

Thank you for your investment in MogulREIT II.  This is the first of many quarterly shareholder letters that will keep you informed about the performance and strategy for MogulREIT II. MogulREIT II was formed to invest in equity investments in multifamily apartment communities.  We see great opportunities in this asset class and are excited by its potential to provide growth through capital appreciation.

MogulREIT II’s purpose is to provide investors like you an opportunity to invest in commercial real estate and real estate related investments without paying the high upfront fees and brokerage commissions that are associated with certain non-traded REITs, thereby investing a higher percentage of your dollars into real property. MogulREIT II does this by offering these opportunities directly to you online at RealtyMogul.com.

MogulREIT II’s investment strategy is to make equity investments in multifamily apartment communities that have demonstrated consistently high occupancy and income levels across market cycles. MogulREIT II also plans to invest in multifamily properties that offer value add opportunities with appropriate risk-adjusted returns and potential for appreciation. MogulREIT II seeks to invest $50 million and expects to pay quarterly distributions after the first two to three quarters of operation; provided, however, RM Adviser, LLC, our manager, is under no obligation to declare distributions and may declare other periodic distributions as circumstances dictate.

Current Investments

As of the end of Q2, September 30, 2017, MogulREIT II owns one investment, Serendipity Apartments:

		MogulREIT II
		Acquisition	Estimated	Investment		Principal
Asset Name	Location	Date	Hold Period	Type	Units	Acquired
Serendipity Apartments	Dallas, TX	8/31/2017	5 years	Joint Venture Equity	343	$4,000,000
					343	$4,000,000

Serendipity Apartments is a multifamily property located in Dallas, Texas, in close proximity to retail amenities, public transportation and public facilities. The property is a 343-unit garden-style apartment community with floor plans consisting of studios, one, and two-bedrooms with an average unit size of 610 square feet. Amenities at the property include a clubhouse, business center, fitness center, laundry facilities, two swimming pools, and picnic areas.

MogulREIT II acquired a $4,000,000 joint-venture equity investment related to the acquisition and renovation of Serendipity Apartments, with an estimated hold period of approximately five years. The sponsor of this transaction acquired the property for $56,851/unit, which compares favorably to similar transactions in the market and plans to bring in-place units to market rents and renovate all 343 units over a three-year period. The sponsor has owned and managed over $1 billion in real estate since its inception in 2002, including the management of 10,000 multifamily units, of which 4,000 are located in the Dallas-Fort Worth area.

Market Update

We continue to believe that the near and intermediate-term market for investment in multifamily joint venture equity investment remains compelling from a risk-return perspective. Our flexible approach to investing in any U.S. geography enables us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the expertise of our manager’s management team, will provide opportunities to invest in assets with attractive returns and structural features.

In our view, perhaps the most prevalent theme in the investment world today is the fear that we are close to the peak of a market cycle. As illustrated by the chart below, we are currently experiencing the second longest period of economic expansion (measured in gross domestic product growth) since World War II.  However, it is important to note that this cycle has also been marked by slower growth levels, with only 15% real GDP growth since the beginning of the market recovery.

Real GDP Through 2017Q1
Ends of Expansions
EXPANSIONS
RECESSIONS
Current
Percent Difference from Cycle Peak
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40
-36
-32
-28
-24
-20
-16
-12
-8
-4
Peak
4
Quarters Before and After the Cycle Peak
48 Q4
53 Q2
57 Q3
60 Q2
69 Q4
73 Q4
80 Q1
81 Q3
90 Q3
01 Q1
07 Q4
17 Q1

Source: UCLA Anderson Forecast

The notion that we are near the peak of a market cycle may also be fueled by the strength of the equities markets, including the S&P 500 which have continued to reach new highs.

Source: Standard and Poor

Another factor impacting the view that we near a market peak is the overall pricing in the real estate market.  The chart below tracks the Real Capital Analytics Commercial Property Pricing Index (CPPI) and illustrates the relative value of real estate over time.

National All-Property Composite Index

240
220
200
180
160
140
120
100
YOY Change
20%
10%
0%
-10%
-20%
-30%
-40%
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Another disparity in the market is core versus secondary markets. The chart below tracks pricing in the six major markets (6MM) versus all other markets. As shown below, pricing in secondary markets is just now starting to reach the levels achieved at the peak of the last cycle.

Source:  Real Capital Analytics

We are in no way implying that major markets or certain asset classes are inherently overpriced. That determination must be made on a case-by-case basis. Factors such as sustainable rental growth, demand, new supply, replacement costs, micro and macroeconomic regional strength are all considered when valuing a property.

Fortunately, job growth has remained strong and unemployment rates are at their lowest levels in a decade. This is perhaps one of the most important macroeconomic indicators for real estate and one of the foundations of our positive near-term outlook.

Number of US Jobs Created (000)
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017 (ytd)

US Census Bureau

Source: US Census Bureau

In summary, while it is likely that we are in the later stages of the economic recovery, we believe that MogulREIT II’s strategy is ideal for this point in the cycle.  There has been significant rental growth in many U.S. markets during the recovery; and investment in physical improvements in real estate is typically a good way to capture rental premiums.  We carefully study the market to ensure that we will be able to capture rental premiums associated with higher quality product.

We are excited by the investment opportunities MogulREIT II offers and we appreciate your continued support. As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	October19, 2017